[RADIO ONE LETTERHEAD]
February 27, 2007
Terry French
Accountant Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Form 8-K of February 14, 2007 Filed February 21, 2007 File No. 0-25969
Dear Mr. French:
     On behalf of Radio One, Inc., a Delaware corporation (the “Registrant”), we are providing the following responses to the comment letter dated February 22, 2007 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Registrant’s Current Report on Form 8-K that was filed on February 21, 2007. The responses set forth below are numbered to correspond to the comments in the Staff’s comment letter, which have been reproduced here for ease of reference.
1.	Please tell us whether you intend to file restated financial statements for the applicable periods as indicated in the Form 8-K. If so, tell us how and when you will file them.
     Response: As discussed in the Form 8-K, the restatement is not yet complete. Once completed, the impact of the restatement will be set forth in the Registrant’s annual report on Form 10-K for the year ended December 31, 2006. That Form 10-K will contain restated financial statements and other comprehensive disclosures in accordance with the guidance provided by the Chief Accountant of the Division of Corporation Finance in the “Sample Letter Sent in Response to Inquiries Related to Filing Restated Financial Statements for Errors in Accounting for Stock Option Grants,” which was posted to the Commission’s website in January of 2007. Regarding timing, on February 21, 2007 the Registrant filed a notice on Form 12b-25 notifying the Commission that it would not be able to file its annual report on Form 10-K within the prescribed time period without unreasonable effort and expense. The Registrant is completing its preparation of its financial statements, and its independent registered public accounting firm is in the process of auditing the financial statements.

February 27, 2007
Terry French

2.	Please tell us if your certifying officers have considered the effect of the error on the adequacy of your disclosure controls and procedures on the financial statements covered by each of the Form 10-Q and Form 10-K filed during the period from May 5, 1999 (date of the Company’s initial offering) to date.
     Response: As discussed in the Form 8-K, the impact of the errors on the Registrant’s internal control over financial reporting and disclosure controls and procedures is still being evaluated. The Registrant has not reached a final conclusion regarding the full extent of any accounting errors associated with its historical stock option granting practices or the full amount of any additional non-cash stock-based compensation expense that the Registrant will be required to recognize. The Registrant is aware of the Staff’s views that there is substantial overlap between disclosure controls and procedures and internal control over financial reporting as stated in SEC Release No. 33-8238 (June 5, 2003).
     In connection with the Staff’s comments, the Registrant hereby acknowledges that:
•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any further questions or comments, or if you require any additional information, please do not hesitate to contact the undersigned by telephone at (301) 429-2642 or by facsimile at (301) 306-9426. Thank you for your assistance.

Very truly yours,
/s/ Scott R. Royster
Scott R. Royster
Executive Vice President and Chief Financial Officer

cc: Gopal R. Dharia, Senior Staff Accountant